October 5, 2017

VIA EDGAR

Sumeera Younis

Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Post-Effective Amendment No. 3 to the Registration Statement on
Form N-2 Filed on March 9, 2017 (File No. 333-194774)

Dear Ms. Younis and Ms. Fettig:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 6, 2017 and April 21, 2017 with respect to Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-194774), filed with the Commission on March 9, 2017 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

Prospectus

1.	Comment: The Staff notes that in the “Summary—Solar Senior Capital” and the “Selected Financial and Other Data” sections of the Prospectus the Company discloses a “weighted average annualized yield on income producing investments.” The Staff believes that it is more useful to investors to disclose the weighted average annualized yield on the Company’s entire portfolio and not just on income producing securities. Please disclose in the Prospectus the weighted average annualized yield on the Company’s entire portfolio instead of, or in addition to, the weighted average annualized yield on income producing investments and supplementally provide the rationale for including the weighted average annualized yield on income producing investments.

Response: The Company advises the Staff on a supplemental basis that the weighted average annualized yield on income producing investments is the most

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Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

commonly requested and used measure by which investors and research analysts project net investment income for the Company. In addition, it has significant relative value in measuring comparative yields and credit risk. However, in response to the Staff’s comment, the Company confirms that in future quarterly reports on Form 10-Q, annual reports on Form 10-K, registration statements and prospectuses, if the Company discloses the weighted average annualized yield on income producing investments, then the Company will also disclose the weighted average annualized yield on the entire portfolio. The Company has also added disclosure to the Prospectus to clarify that the weighted average annualized yield on income producing investments is not on the Company’s entire portfolio.

2.	Comment: The Staff notes that the disclosure in the “Summary” section of the Prospectus regarding the Company’s investments, sales and repayments during the fiscal year ended December 31, 2016 does not tie to the Company’s consolidated statements of cash flows. Please explain this discrepancy or update the disclosure in the “Summary” section of the Prospectus accordingly.

Response: The numbers disclosed in the Company’s consolidated statements of cash flows, in the case of purchase of investments, include accretion of original issue or market discount as well as amortization of market premium, if any, and in the case of proceeds from disposition of investments, exclude realized gains and losses and collection of payment-in-kind interest. However, the numbers disclosed in the “Summary” section of the Prospectus are, in the case of investments, based on the cost basis of the investments, and in the case of sales and repayments, are based on the total proceeds received.

3.	Comment: The Staff notes that the Company uses the word “dividends” to describe “distributions” throughout the Prospectus. The Staff believes that “dividends” are only derived from ordinary income whereas “distributions” would include anything that is distributed to investors regardless of whether it is ordinary income, capital gains or return of capital. Please revise the Prospectus to refer to “distributions” instead of “dividends.”

Response: After reviewing, the Company believes that the references to “dividends” throughout the Prospectus are properly reflected. The Company had previously revised the above-referenced disclosure in response to a similar comment from the Staff in connection with the registration statement that the Company filed in March 2014.

4.	Comment: Please confirm that Solar Life Science Program LLC (“LSJV”) is structured as a joint venture in which all portfolio decisions and generally all other decisions in respect of LSJV must be approved by an investment committee consisting of representatives of the Company and the joint venture partners (with approval from a representative of each required).

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

Response: The Company confirms to the Staff that LSJV is expected to be structured as a joint venture in which all portfolio decisions and generally all other decisions in respect of such joint venture must be approved by an investment committee consisting of representatives of the Company and the joint venture partners (with approval from a representative of each required). As of the date hereof, LSJV has not commenced operations.

5.	Comment: The Staff refers to footnote 6 to the “Fees and Expenses” table in the Prospectus, which contains the following phrase: “assumes the base management fee remains consistent with fees incurred for the fiscal year ended December 31, 2016.” What does “remains consistent with” in this clause mean? Is it intended to mean “equal to” or should it be interpreted differently given that line item expenses do not tie exactly to the amounts in the consolidated financial statements for the fiscal year ended December 31, 2016? Please clarify this disclosure.

Response: The Company advises the Staff that the phrase “remains consistent” means “equal to” for all the line item expenses in the “Fees and Expenses” table. These expenses equal exactly the amounts in the consolidated financial statements for the fiscal year ended December 31, 2016.

6.	Comment: The Staff refers to footnote 9 to the “Fees and Expenses” table in the Prospectus, which relates to “Other expenses.” Please note that Instruction 6 to Item 3 of Form N-2 states that “Other expenses” should be based on “estimated amounts for the current fiscal year”. Please revise the disclosure in footnote 9 to the “Fees and Expenses” table in the Prospectus to clarify that “Other expenses” are based on estimated amounts for the current fiscal year, which considers amounts incurred for the fiscal year ended December 31, 2016.

Response: The Company has clarified the above-referenced disclosure in response to the Staff’s comment.

7.	Comment: The Staff refers to the disclosure relating to the U.S. federal debt limit being set to be reinstated on March 15, 2017 in the risk factor titled “The business, financial condition and results of operations of our portfolio companies could be adversely affected by worldwide economic conditions, as well as political and economic conditions in the countries in which they conduct business.” Please update this disclosure.

Response: The Company has deleted the above-referenced disclosure in response to the Staff’s comment.

8.	Comment: The Staff refers to the disclosure regarding Gemino Healthcare Finance, LLC and First Lien Loan Program LLC in the “Management’s

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus, which indicates that the audited financial statements of these entities “are attached as an exhibit to this annual report on Form 10-K.” Please update this disclosure to indicate that such financial statements are attached as an exhibit the Registration Statement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Comment: The Staff refers to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related Parties” section of the Prospectus, which indicates that Solar Capital Partners, LLC has granted to the Company a non-exclusive, royalty-free license to use the name “Solar Capital.” Please confirm that this is the correct name or revise accordingly.

Response: The Company confirms the above-referenced disclosure is correct in response to the Staff’s comment and has revised the disclosure in other parts of the Prospectus accordingly.

10.	Comment: Please revise the “Portfolio Companies” section of the Prospectus to disclose all the information required by Item 8.6 of Form N-2, which requires the Company to disclose the following about each portfolio company: “(1) the name and address; (2) nature of business; (3) title, class, percentage of class, and value of portfolio company securities held by the Registrant; (4) amount and general terms of all loans to portfolio companies; and (5) the relationship of the portfolio companies to the Registrant.”

Response: The Company advises the Staff that in the introductory paragraph under the heading “Portfolio Companies”, the Company either discloses the information requested by Item 8.6 of Form N-2 directly thereunder or references the schedule of investments where the information can be found. Therefore, the Company will clarify its disclosure in the “Portfolio Companies” section of the Prospectus to specifically reference that all information required by Item 8.6 of Form N-2 is in the table directly below except for the amount, terms and value, which are listed in the Company’s Schedule of Investments included in the Prospectus.

Financial Statements

11.	Comment: The Staff refers to the “Other general and administrative expenses” line item in the Company’s Consolidated Statements of Operations. If any component of this line item comprises more than 5% of the Company’s total expenses, then please disclose such component separately per the requirement in Rule 6-07(2)(b) of Regulation S-X.

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

Response: The Company confirms to the Staff that as of December 31, 2016, none of the components of the “Other general and administrative expenses” line item in the Company’s Consolidated Statements of Operations were individually more than 5% of the Company’s total expenses. The Company also confirms that when applicable, it will disclose such expenses separately.

12.	Comment: The Staff notes that the Company appears to present distributions to stockholders on a tax basis in the Company’s Consolidated Statements of Changes in Net Assets, but the disclosure in the Consolidated Statements of Changes in Net Assets should be presented on a GAAP basis and the tax basis of the distributions should be disclosed in the notes to the consolidated financial statements. Please confirm that the character of the distributions in the Consolidated Statements of Changes in Net Assets is disclosed in accordance with GAAP.

Response: The Company confirms to the Staff that the character of distributions reported in the Company’s Consolidated Statements of Changes in Net Assets is reported on a GAAP basis and is consistent with AICPA Statement of Position 93-2.

13.	Comment: Going-forward, please provide in the notes to the Company’s consolidated financial statements a description of the Company’s capital share activity during the period covered by the consolidated financial statements, which should be similar to the disclosure provided in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” section of the Prospectus.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that in addition to the share and dollar information disclosed in the Statement of Changes in Net Assets, it will also add the above-referenced disclosure in its notes to the consolidated financial statements in subsequent financial statement filings in response to the Staff’s comment.

14.	Comment: Please confirm that all of the Company’s subsidiaries that are required to be consolidated have been included in the Company’s consolidated financial statements.

Response: The Company confirms to the Staff that all of the Company’s subsidiaries that are required to be consolidated have been included in the Company’s consolidated financial statements.

15.

Comment: The Staff refers to the disclosure in the Company’s notes to the Consolidated Financial Statements regarding escrow receivables. The Staff notes that the escrow receivables are included in the receivables for investments sold and that they are reviewed quarterly and the value is adjusted as necessary. Are

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

any of these receivables past due? Please discuss how these receivables are valued and please explain why such escrow receivables are not included in the fair value hierarchy chart if they are assets that are fair valued. Please also advise the Staff as to the amount of Company’s escrow receivables as of December 31, 2016.

Response: The Company advises the Staff that none of the escrow receivables reflected in the Consolidated Financial Statements are past due. It should be noted that the Company’s escrow receivables are merely cash amounts held in escrow and therefore are not portfolio investments and would not be included in the fair value hierarchy chart. Going forward, the Company will clarify its disclosure concerning escrow receivables.

16.	Comment: The Staff refers to note (k) on page F-18 of the Company’s consolidated financial statements, which references a recent accounting pronouncement (ASC 835-30) that requires that origination and other expenses related to certain debt issuances, if any, are recorded as a direct deduction from the carrying amount of the debt liability. ASC 835-30 is required to be adopted retrospectively. Please discuss in correspondence how the retrospective adjustment was recorded in accordance with ASC 835-30.

Response: The Company advises the Staff that as disclosed in the notes to the Company’s consolidated financial statements, the Company’s only debt issuance, its revolving credit facility, is fair valued in accordance with ASC 825-10. As such all origination costs were expensed at the time of the debt issuance.

17.	Comment: The Staff refers to the disclosure on page F-21 of the Company’s consolidated financial statements, which discusses a fee waiver arrangement that is subject to recoupment. Please note that the Staff’s general view of fee waiver arrangements that are subject to recoupment is described in AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14, which discussed fee and expense waiver arrangements of non-traded business development companies, and requires that “any recoupment payment must be conditioned on (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement and (2) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement.” In addition, “recoupment of fees waived or BDC expenses paid must occur within three years of the date of the waiver or payment.” In accordance with the above-referenced guidance, going-forward, please provide clear disclosure that explains how the Company’s fee waiver arrangement fits within such guidance and provide enhanced disclosure of the terms of the recoupment agreement and a chart explicitly describing the amount of the expenses subject to recoupment, the expense ratio and distribution rate at which the Company’s investment adviser can recoup the waived or reimbursed expenses, and the expiration date of the recoupable amount.

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that in accordance with the above-referenced guidance, going-forward, the Company will provide additional disclosure in a chart that clarifies the details of the Company’s fee waiver arrangements that are subject to recoupment. The Company also acknowledges that it has not recouped to date any previously waived fees.

18.	Comment: Going-forward, please disclose in the notes to the Company’s Consolidated Financial Statements the terms and manner of settlement (monthly, quarterly, etc.) for the related party fees to the Company’s administrator.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

19.	Comment: Going-forward, to the extent that the Company waives expenses, please disclose what percentage of the distributions were funded from the waiver of such expenses.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that, going-forward, to the extent the Company waives expenses, it will disclose the percentage of the distributions that were funded from the waiver of such expenses.

20.	Comment: The Staff refers to ASC 820-10-50-6(a), which relates to certain disclosure for investments where net asset value as a practical expedient has been utilized to determine fair value. Please explain to the Staff whether or not such disclosure requirements are applicable to the Company and, if applicable, please incorporate the necessary disclosure going-forward.

Response: The Company currently discloses in Note 2(b) and Note 6 to its Consolidated Financial Statements its use of net asset value as a practical expedient for certain investments that qualify as investment companies. In the case of these specific investments, most of the disclosure requirements in ASC 820-10-50-6(a) are inapplicable. However, the Company acknowledges the Staff’s comment and confirms to the Staff that it will add additional disclosure and/or clarity in its subsequent financial statements in response to the Staff’s comment.

21.	Comment: Going-forward, please disclose in the notes to the Consolidated Financial Statements: (a) the expiration date of any capital loss carryforwards or add a statement that the capital loss carryforwards do not expire, and (b) disclose whether the Company utilized any capital loss carryforwards during the reporting period.

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

Response: The Company respectfully advises the Staff that the Company already includes the above-referenced disclosure in Note 9(a) to the Company’s Consolidated Financial Statements and will continue to provide such disclosure in future financial statements.

22.	Comment: In the section of the notes to the Company’s Consolidated Financial Statements where significant subsidiaries are discussed, going-forward, please add disclosure to alert the reader that the financial statements for such significant subsidiaries are attached to the filing in which the Company’s financial statements are included.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

23.	Comment: Please explain to the Staff how the Company accounts for its unfunded commitments, including whether such unfunded commitments are on or off the Company’s balance sheet.

Response: The Company advises the Staff that it accounts for its unfunded commitments as off-balance sheet arrangements. It should be noted that the Company controls the funding on the largest unfunded commitment to significant subsidiary Gemino Healthcare Finance, LLC and may cancel such commitment in its discretion. The remaining unfunded commitments are immaterial to the Company’s financial statements and often will require one or more conditions to be satisfied prior to the Company being required to fund its commitment.

Legal Comments

1.	Comment: Please revise the investment objective description on page 2 of the Prospectus to be consistent with the cover page of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Comment: Please confirm that the stock ownership percentages for Michael Gross and Bruce Spohler disclosed on page 3 of the Prospectus are accurate or revise accordingly.

Response: The Company confirms that the stock ownership percentages for Michael Gross and Bruce Spohler disclosed on page 3 of the Prospectus are accurate as of the date stated therein.

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

3.	Comment: The Staff notes that the terms “senior loans” and “senior secured loans” appear to be used interchangeably in the “Investment Strategy” section on page 6 of the Prospectus. If so, please clarify the disclosure.

Response: The Company advises the Staff that “senior loans” and “senior secured loans” are used interchangeably throughout the Prospectus. However, in response to the Staff’s comment, the Company has incorporated clarifying revisions to page 6 of the Prospectus.

4.	Comment: Please change the following risk factor heading from: “The lack of liquidity in our investments may adversely affect our ability to meet our investment objectives.” to: “The lack of liquidity in our investments may make it difficult for us to dispose of our investments at a favorable price, which may adversely affect our ability to meet our investment objectives.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Comment: Please change the following risk factor heading from: “Regulations governing our operation as a BDC affect our ability to raise, and the way in which we will, raise additional capital.” to: “Regulations governing our operation as a BDC affect our ability to, and the way in which we will, raise additional capital.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	Comment: The Staff notes the following disclosure on page 10 of the Prospectus: “However, notwithstanding such stockholder approval, since our IPO on February 24, 2011, we have not sold any shares of our common stock in an offering that resulted in proceeds to us of less than our then current net asset value per share.” The Staff also notes that in prior amendments of the Registration Statement similar disclosure used to state: “However, notwithstanding such stockholder approval, since our initial public offering on February 24, 2011, we have not sold any shares of our common stock at a price below our then current net asset value per share.” Please explain to the Staff why this disclosure has been changed.

Response: The Company advises the Staff on a supplemental basis that it revised the above-referenced disclosure to more clearly reflect the requirements of Section 23(b) of the Investment Company Act of 1940, as amended, which provides that a business development company (“BDC”) will not “sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount.” The Company believes that the revised disclosure more clearly indicates that the proceeds to the Company of an offering of common stock, after deducting any distributing commission or discount, are compared to the current net asset value per share.

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

7.	Comment: Please consider adding some disclosure about unitranche loans to the risk factor titled “Our investments are very risky and highly speculative” on page 18 of the Prospectus.

Response: The Company has added the above-referenced disclosure in response to the Staff’s comment.

8.	Comment: The Dodd-Frank Act has not been defined on page 21 of the Prospectus, please revise the disclosure to reference the Dodd-Frank Wall Street Reform and Consumer Protection Act and define this term if necessary.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Comment: Please update or delete the following sentence on page 24 of the Prospectus: “The federal debt limit has been suspended since November 2, 2015, but the limit is set to be reinstated on March 15, 2017.”

Response: The Company has deleted the above-referenced disclosure in response to the Staff’s comment.

10.	Comment: Please change the following risk factor heading from: “We may borrow money, which would magnify the potential for loss on amounts invested and may increase the risk of investing in us.” to: “We have and may continue to borrow money, which would magnify the potential for loss on amounts invested and may increase the risk of investing in us.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

11.

Comment: The Staff notes the disclosure on page 39 of the Prospectus regarding the exemptive order issued to the Company by the Commission on July 28, 2014 (the “Exemptive Order”), which permits the Company to participate in negotiated co-investment transactions with certain affiliates. It does not appear that the Exemptive Order covers the Company’s joint ventures. In your response, please explain to what extent the Company’s joint ventures will be permitted to co-invest alongside the Company and other applicable Solar funds to which exemptive relief has been granted. Also, please explain how investments for the joint ventures are generated given the conditions of the Exemptive Order. Please also confirm that: (i) the Company or the Company’s joint ventures, on the one hand,

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

have not co-invested in any negotiated transactions with any joint ventures formed by Solar Capital Ltd. (“SLRC”), on the other hand, and (ii) the Company complies with the conditions of the Exemptive Order with regard to the sharing of information about investments.

Response: The Company confirms that the Exemptive Order does not cover the Company’s joint ventures. The Company’s joint ventures will be permitted to co-invest alongside the Company and other applicable Solar funds to which exemptive relief has been granted in certain transactions where the only term negotiated is price, in reliance on the Mass Mutual no-action letters1 issued by the Staff. Otherwise the Company’s joint ventures are not expected to co-invest in negotiated transactions with the Company and other applicable Solar funds. That said, the Company’s joint ventures are permitted to co-invest alongside its parent BDC, the Company, in reliance on Rule 57b-1 of the Investment Company Act of 1940, as amended.

The Company’s joint ventures involve at least two partners who seek to invest their capital. Each partner has access to investment opportunities and each partner must approve every investment. Since the joint ventures typically pursue an operating strategy that is different from the operating strategy of the Company, conflicts that could give rise to fiduciary duty challenges should not ordinarily arise. Where investments sourced by the Company’s officers are suitable for both the Company and the joint venture, the officers of the Company will determine the allocation of such investments for the Company consistent with their fiduciary duties and separately, any potential allocation to the joint venture is subject to the approval of the third-party joint venture partner. Where investments are sourced by the third-party joint venture partner, officers of the Company will consider the proposed investment for the joint venture and, to the extent the investment opportunity is greater than the capacity of the joint venture, and the investment opportunity is suitable for the Company, the Company may also have the opportunity to invest. In any event, because of the substantial economic interest in the joint ventures held by the Company, any investment allocation to the joint ventures would benefit the Company through its interest therein.

The Company also confirms that all of the co-investment transactions involving the Company or its joint ventures, on the one hand, and the SLRC joint ventures, on the other hand, were executed in third-party syndicated transactions or in secondary market transactions in reliance on the Mass Mutual no-action letters where the only negotiated term by Solar Capital Partners, LLC (the “Adviser”) on behalf of the Company or its joint ventures and the SLRC joint ventures was the price. The Company also confirms that it and its Adviser have complied with all the conditions of the Exemptive Order (including conditions 1, 4 and 9 with regard to the sharing of information about investments).

[1]	See Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000) and Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000).

Sumeera Younis

Christina DiAngelo Fettig

October 5, 2017

12.	Comment: The Staff notes the following disclosure on page 48 of the Prospectus: “We estimate that it will take three to six months for us to substantially invest the net proceeds of any offering made pursuant to this prospectus, depending on the availability of attractive opportunities and market conditions.” Please confirm to the Staff that in the past the Company has substantially invested the proceeds from any offering within three to six months.

Response: The Company confirms that in the past it has substantially invested the proceeds from any offering within three to six months.

13.	Comment: The Staff notes the following disclosure on page 52 of the Prospectus: “Under normal market conditions, at least 80% of the value of our net assets (including the amount of any borrowings for investment purposes) will be invested in senior loans.” However, on page 55 of the Prospectus the disclosure indicates that the Company’s portfolio was invested 79.7% in senior secured loans as of December 31, 2016. Please explain the circumstances that led to the Company being invested in less than 80% in senior loans and what procedures, if any, are triggered when the portfolio is invested in less than 80% in senior loans.

Response: The Company advises the Staff on a supplemental basis that at least 80% of the value of the Company’s net assets was invested in senior loans as of December 31, 2016. The Company notes that the 79.7% disclosed on page 55 of the Prospectus refers to the Company’s gross portfolio whereas the Company has only committed to invest at least 80% of the value of its net assets in senior loans. The Company has not had any circumstances in which at least 80% of the value of its net assets was not invested in senior loans and, therefore, there has not been a need to implement any specific procedures in this regard.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	David Manion / U.S. Securities and Exchange Commission
Richard Peteka / Solar Capital Ltd.
Vlad Bulkin / Eversheds Sutherland (US) LLP